Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

WRITER’S DIRECT DIAL NUMBER: (617) 951-7439

December 6, 2013

VIA EDGAR

Mr. Vincent DiStefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 95 to the Registration Statement on Form N-1A
	Filing Date:	July 18, 2013

Dear Mr. DiStefano:

This letter is provided in response to oral comments provided to the undersigned by Mr. Vincent DiStefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 3, 2013 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Funds (the “Trust” or the “Registrant”) filed on July 18, 2013, which contains Prospectuses and a Statement of Additional Information describing Sterling Capital Long/Short Equity Fund (the “Fund”), a new series of the Registrant. The Staff’s comments and the Trust’s responses are set forth below. We note that on November 26, 2013, the Registrant filed with the Commission an amendment to the Fund’s Registration Statement for the purpose of delaying the effective date of the Registration Statement until December 12, 2013. The changes to the Registration Statement detailed in this letter will be reflected in a post-effective amendment to the Trust’s Registration Statement to be filed on or prior to the effective date of the Registration Statement.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments, or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Long/Short Equity Fund Class A and Class C Shares Prospectus and the Sterling Capital Long/Short Equity Fund Institutional Shares Prospectus.

Mr. Vincent DiStefano	December 6, 2013

Fund Summary

Comment 1:	In footnote 2 to the Annual Fund Operating Expenses Table, please clarify that the waivers described in the footnote are contractual and will be in effect for at least 12 months. Please also confirm that the
Board is the only party that can terminate such waivers. If the investment adviser has the ability to recoup fees, please include the terms of such arrangement.

Response:	The Fund’s Adviser will not be waiving its fees in connection with the Fund. Accordingly, footnote two has been struck from the Annual Fund Operating Expenses Table.

Comment 2:	With respect to the Example in the Fee Table, please confirm that the reimbursement is reflected only for the length of the contractual undertaking.

Response:	The Fund’s Adviser will not be waiving its fees in connection with the Fund, and the Fund has updated the Annual Fund Operating Expenses Table accordingly.

Comment 3:	In the “Principal Strategy” section, please confirm that Master Limited Partnerships are expected to represent less than 25% of the Fund’s net assets.

Response:	The Registrant hereby confirms that Master Limited Partnerships are expected to represent less than 25% of the Fund’s net assets.

Comment 4:	If the Fund plans to sell credit default swap protection, please confirm that it will segregate the full notional value of such swap agreements.

Response:	The Registrant notes that, at present, the Fund has no intention to sell credit default swap protection.

Comment 5:	The Principal Strategy discussion provides that the Fund may use derivative instruments, although the Principal Risk discussion focuses on short sales and options. Please consider expanding the current discussion of “Short Sale/Options Risk” to include a more complete summary of the Fund’s derivatives strategy, including any related counterparty risk.

Mr. Vincent DiStefano	December 6, 2013

Response:

The Registrant notes that, at present, the Fund’s use of derivatives will be limited to options and short sales. Recognizing that this strategy may evolve over time, the Registrant has added two new risks: the “Derivatives Risk” and the “Counterparty Risk.” The two new risks are stated as follows:

“Derivatives Risk: The possibility that the Fund will suffer a loss from its use of derivatives. The primary risk with many derivatives is that they can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the derivative instrument. The Fund’s use of derivatives also entails counterparty and credit risk relating to the other party to a derivative contract (this risk is greater for over-the-counter derivatives), the risk of potential difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate perfectly with the relevant reference asset, rate or index, and the risk that the Fund may be unable to terminate or sell a derivatives position at an advantageous time or price.”

“Counterparty Risk: The possibility that a counterparty to a contract will default or otherwise become unable to honor a financial obligation.”

Comment 6:	Please consider adding a separate risk for Master Limited Partnerships and Royalty Trusts.

Response:	The Registrant notes that the Principal Risks section includes a summary of the Fund’s principal risks, including those principal risks to which the Fund may be subject as a result of Master Limited Partnerships and Royalty Trusts (e.g., Management Risk, Market Risk, Interest Rate Risk, Liquidity Risk, Company-Specific Risk). The Registrant further notes that while Master Limited Partnerships and Royalty Trusts are permitted investments, the Fund’s exposure to these investments is not expected to be significant enough to warrant additional discussion in the Prospectus that is specific to these investments. The Registrant notes that additional discussion specific to these investments is included in the Fund’s Statement of Additional Information (see “Master Limited Partnerships” and “Income Trusts” under “Additional Information on Portfolio Instruments”).

Comment 7:	Please confirm whether the Fund will concentrate in a particular industry (e.g., health care).

Response:	The Fund generally determines industry classifications for purposes of its industry classification policy in reference to issuer-assigned SIC codes provided to the Fund by unaffiliated third party vendors (“SIC Codes”) and treats each industry represented by an SIC Code as a separate “industry” for purposes of the Fund’s industry concentration policy. Based on this methodology, the Fund will not concentrate in any industry.

Comment 8:

Please revise the last sentences under the heading “Tax Information” as follows:

“These distributions are generally taxable to you as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan (which may be taxable upon withdrawal) or an individual retirement account (which may be taxable upon withdrawal).”

Response:	The requested change has been made.

Comment 9:	Please consider whether the “Additional Investment Strategies and Risk” section should be moved to the back of the Prospectus, after the “Principal Strategies” and “Principal Risks” sections.

Mr. Vincent DiStefano	December 6, 2013

Response:	The order of the information included in the Prospectus is intended to track the current “multi-fund” Sterling Capital Funds Prospectus dated February 1, 2013. The Registrant believes that this sequence of information complies with Form N-1A. The “Additional Investment Strategies and Risks” and “Additional Information about the Fund’s Investments” sections are both provided in response to Item 9 of Form N-1A, and as such are not subject to Instruction C(3)(a) to Form N-1A (which requires responses to Items 2-8 to appear in numerical order at the front of the prospectus). The Registrant will revisit the sequence and presentation of the information it provides in response to Item 9 for all series of the Trust as part of the Trust’s annual prospectus update later this year.

Comment 10:	Please include Counterparty Risk and Leverage Risk in the Fund Summary if these are Principal Risks of an investment in the Fund.

Response:	Counterparty Risk is addressed as part of the new Derivatives Risk paragraph referenced in the response to Comment 5 above. The Registrant has also added a “Leverage Risk” paragraph to the Principal Risks section.

Comment 11:	Please indicate whether REIT Risk is a principal risk of investing in the Fund.

Response:	The Registrant does not believe that REIT Risk is a principal risk of investing in the Fund. As such, the “REIT Risk” paragraph has been moved from “Additional Information about the Fund’s Investments – Principal Risks” to “Additional Information about the Fund’s Investments – Non-Principal Risks.”

Comment 12:	Please revise the last sentence under “Fund Management – The Investment Adviser” to clarify that a discussion regarding the basis for the Board of Trustees approving the investment advisory agreement with Sterling Capital will be included in the Fund’s first shareholder report, regardless of whether that initial report is an annual report or a semi-annual report.

Response:

The requested change has been made. The sentence under the heading “Fund Management – The Investment Adviser” has been revised as follows:

“A discussion regarding the basis for the Board of Trustees approving the investment advisory agreement with Sterling Capital will be available in the Fund’s first semi-annual or annual report to shareholders following its commencement of operations.”

General Comments

Comment 13:	Please clarify why the non-principal strategies of the Fund appear twice in the Prospectus.

Response:	The disclosure under the heading “Additional Principal Strategies and Risks” has been revised to clarify that the Fund’s Non-Principal Investment Strategies are set forth in only one place in the Prospectus.

Mr. Vincent DiStefano	December 6, 2013

Comment 14:	Please disclose whether the Fund’s investment objective is fundamental.

Response:	The Fund’s investment objective is not fundamental. The following statement has been added under the heading “Additional Investment Strategies and Risks – Fundamental Policies”: “The Fund’s investment objective is non-fundamental, and may be changed without shareholder approval. Except as otherwise noted, the investment policies and restrictions described in this Prospectus are also non-fundamental, and may be changed without shareholder approval.”

Comment 15:	Please confirm whether it will be a principal strategy of the Fund to invest in other investment companies.

Response:	The Registrant confirms that investments in other investment companies will not be a principal strategy of the Fund.

Statement of Additional Information Comments

Comment 16:

Please revise the first sentence under the heading “Underwriting Securities” to read as follows:

“~~As a matter of policy, and to~~ To the extent permitted by the “Investment Restrictions” section, the Fund may underwrite securities to the extent permitted by the 1940 Act, or the rules and regulations thereunder, as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretations of such statute, rules or regulations.”

Response:	The requested change has been made.

Comment 17:	Please consider whether the concentration policies should be in the same section as the Fund’s Fundamental Investment Restrictions.

Response:	The requested change has been made. A new heading entitled “Fundamental Investment Restrictions” has been added to the SAI that incorporates both the concentration policy and the Fund’s other fundamental policies.

If you have any further questions or comments please do not hesitate to call me at (617) 951-7439.

Sincerely,

/s/ Thomas R. Hiller
Thomas R. Hiller